[Ernst & Young Letterhead]



                                                                  Exhibit 16.2


May 3, 2001



Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


We have read Item 4 included in the Form 8-K/A of Matrix Bancorp, Inc. (the "Registrant") dated April 16, 2001 to be filed with the Securities and Exchange Commission on or about May 4, 2001. We are in agreement with the Registrant's comments in the second and fourth paragraphs contained therein. We have no basis on which to agree or disagree with the Registrant's statements in the first or the third paragraphs contained therein.

Very truly yours,



/s/ Ernst & Young LLP


cc:      David W. Kloos, Chief Financial Officer, Matrix Bancorp, Inc.